Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 4 to Registration Statement No. 333-124858 and 462(b) Registration No. 333-134506 of our report dated March 30, 2006 (September 18, 2006 as to Note 13) relating to the financial statements of Mariner Energy, Inc., (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in method of accounting for asset retirement obligations in 2003, and the merger of Mariner Energy, Inc.’s parent company on March 2, 2004) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
Houston, Texas
November 9, 2006